EXHIBIT Q

April 21, 2005

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR RETAIL VARIABLE LIFE INSURANCE POLICIES ISSUED BY THE TRAVELERS INSURANCE COMPANY AND THE TRAVELERS LIFE AND ANNUITY COMPANY

This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by The Travelers Insurance Company and The Travelers Life and Annuity Company (individually and collectively referred to hereinafter as the "Company") in connection with the issuance of the retail flexible premium variable life insurance policies identified below (the "Policies"), the acceptance of premium payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policies ("Owners") of their interests in the Policies. The document also describes the method that the Company will use in adjusting the payments and cash values when a Policy is exchanged for a fixed benefit insurance policy as required by Rule 6e-3(T)(b)(13)(v)(B). Capitalized terms used herein have the same definition as in the prospectuses for the Policies.

This document applies to the following Policies:

MarketLife, SEC File Nos. 2-88637 and 33-63927

InVest, SEC File No. 2-88637

Travelers Variable Survivorship Life Insurance, SEC File Nos. 333-69771 and 333-69773

*Travelers Variable Life, SEC File Nos. 333-96519 and 333-96517

Travelers Variable Life Accumulator, SEC File Nos. 333-96515 and 333-96521

Travelers Variable Life Accumulator (Series 2), SEC File Nos. 333-96515 and 333-96521

*Travelers Variable Life Accumulator (Series 3), SEC File Nos. 333-113109 and 333-113110

*Travelers Variable Survivorship Life Insurance II, SEC File Nos. 333-56952 and 333-56958

VintageLife, SEC File Nos. 33-88578 and 33-88576    [MODIFIED SINGLE PREMIUM]

Travelers Portfolio Architect Life, SEC File Nos. 333-15053 and 333-15054 [MODIFIED SINGLE PREMIUM]

*Currently marketed products.

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF POLICIES AND ACCEPTANCE OF PREMIUM PAYMENTS

A. OFFER OF THE POLICIES, APPLICATION, AND ISSUANCE.

OFFER OF POLICIES. The Policies are offered and issued to applicants for Premium Payments pursuant to underwriting standards in accordance with state insurance laws. (Policies asterisked above are those currently offered by the Company. This section and other sections discussing new Policies discuss only the features of and procedures relating to the currently offered Policies.) Premium Payments for the Policies are not the same for all Owners selecting the same Stated Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays Premium Payments commensurate with the Insured's mortality risks as actuarially determined using factors such as age, sex and rate class of the Insured. Uniform Premium Payments for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform Premium Payment for all Insureds, there is a uniform Premium Payment for all Insureds of the same rate class, age, and sex and same Stated Amount. (Age is determined to be the Insured's age as of his or her last birthday on the Policy Date.)


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APPLICATION. Entities wishing to purchase Policies must complete an application and submit it to the Company through an authorized agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter broker-dealer for the Policy. The application must specify the name of the Insured (or Insureds if a survivorship policy or a policy with an attached spousal- or child-term rider) and provide certain required information about the Insured, e.g., date of birth, sex, address, occupation, coverage currently in force, and medical information. The application must also specify the name(s) of the Beneficiary(ies). The application must also specify an initial Stated Amount; the prospectus for the Policy applied for will indicate the minimum initial Stated Amount permitted. Stated Amounts of $1 million or more require completion of a Life Financial Supplement as part of the application. Before an application will be deemed complete so that underwriting can proceed, the application must include the applicant's signature and an Agent's Certificate signed by an authorized agent licensed in the state where the application was taken. Any Riders selected must be indicated in the application. The Company date- and time-stamps the application and related materials upon receipt.

UNDERWRITING. Upon receipt of a completed application in good order, the Company will follow underwriting procedures for life insurance designed to determine whether the proposed Insured (or Insureds if a survivorship policy or a policy with an attached spousal- or child-term rider) is insurable. The underwriting process for individual Insureds may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. The underwriting process determines the rate class to which the Insured is assigned if the application is accepted. The Company currently places Insureds in the following rate classes: a male or female, or unisex rate class; a smoker or nonsmoker and a standard, substandard, preferred plus, preferred or simplified rate class. The original rate class applies to the initial Stated Amount. The rate class may change upon an increase in the Stated Amount.

The Company will normally check information on file with the Medical Information Bureau (a clearinghouse for member insurance companies). The Company has the option to perform further underwriting as to the proposed Insured. The Company may require completion of more detailed medical and other insurability questions (the application's "Part Two"); currently, the Part Two is required of all Insureds exceeding an age or a Stated Amount threshold. Depending on the age and sex of the proposed Insured, such items as medical exams, blood tests, EKG and inspection reports may be ordered. All such requirements are set forth in the Company's underwriting procedures manual. If the application meets the Company's underwriting criteria set forth in the Company's underwriting procedures manual, a Policy in the amount and in the risk class applied for will be issued. See "Issuance of a Policy" below. If the application does not meet the Company's underwriting criteria for Policy issuance, the application will be declined, and a declination letter will be sent to the applicant explaining why the application was declined. If the application does not meet the Company's underwriting criteria for the Policy applied for, but it still meets the Company's criteria for Policy issuance, the Company may issue a Policy on terms other than as applied for. In this instance, the Company will send an adverse underwriting action letter to the applicant along with the offered Policy.

In addition to the foregoing procedures, before the Company will issue a Policy, it, in coordination with its underwriting broker-dealer, must take certain steps to comply with federal laws intended to combat terrorism and money laundering. The Company will conduct a screen of each Owner, applicant and Insured name as against the list maintained by the U.S. Department of Treasury's Office of Foreign Asset Control (OFAC). If a positive identification is made, the Company may be required to (i) reject and report the transaction, or (ii) block the transaction, place the funds or assets in a separate blocked transaction account, and report the matter to OFAC. These procedures will be followed in connection with all Premium Payments, all loan transactions, all assignments and other Policy changes, and payment of any surrender or Death Benefit proceeds. In keeping with its required anti-money laundering program, the Company and its broker-dealer will regularly monitor Policy transactions for suspicious activity and other violations of anti-money laundering laws, rules, and regulations. The Company will not accept cash or currency equivalent bearer instruments. Large Premium Payments will be given additional scrutiny and must be approved by appropriate officer of the Company.

The Company will participate in the exchange of an existing life insurance policy for a Company Policy, which exchange would qualify under the Internal Revenue Code section 1035 as a tax-free exchange, as long all proper disclosure and replacement forms have been completed and submitted.

While an application is in underwriting, the Company may offer temporary life insurance. To obtain this temporary insurance, the Owner must complete a Temporary Insurance Agreement and make an advance payment at least equal to one quoted modal Premium Payment or 10% of the annual Premium Payment. Under


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this agreement, the Company provides temporary insurance coverage in the amount applied for subject to a maximum of $500,000.

ISSUANCE OF A POLICY. When the underwriting process has been completed, and the application has been approved, the Company issues the Policy. The Policy Date will be the date the Policy is issued or such other date the applicant requests. The Policy Date is used to determine Policy Anniversaries, Policy Years and monthly Deduction Dates, which are significant for such things as when Policy charges are assessed. If requested by the applicant, the Policy Date may be dated as much as six (6) months prior to the Issue Date (a "backdated" policy) in order to use a younger age for the Insured and obtain the benefit of lower Premium Payments.

B.  CREDITING PREMIUM PAYMENTS.

CREDITING INITIAL PREMIUM PAYMENTS. The initial Premium Payment may be submitted with the application or later. The minimum initial Premium Payment the Company will accept is the amount necessary to pay the Monthly Deduction Amount due (unless the applicant elects a Lapse Protection Guarantee Rider). If submitted with the application, or later but before completion of the underwriting process, the Company will place the Premium Payment in a non-interest bearing account. If the application is rejected, the Company will return the Premium Payment without deduction of charges. Upon underwriting approval and issuance of the Policy, the Net Premium Payment (initial Premium Payment less Policy charges) will be transferred from the non-interest bearing account and allocated to the Fixed Account and among the Investment Options selected by the applicant on the application in the percentages indicated. However, for Policies issued in New York, the Net Premium Payment is temporarily transferred to the Money Market Portfolio until the expiration of the applicant's Right to Cancel Period; at the end of the Right to Cancel Period, the Contract Value in the Money Market Portfolio will be allocated to the Fixed Account and among the Investment Options selected by the applicant on the application in the percentages indicated. When allocating the initial Premium Payment according to the application, the Company will process it as of the next computed Accumulation Unit value of an Investment Option after underwriting approval.

CREDITING ADDITIONAL PREMIUM PAYMENTS AFTER THE RIGHT TO CANCEL PERIOD- POLICIES HAVING PLANNED PREMIUMS. The Policy allows Owners to choose the amount and frequency (e.g., monthly, semi-annually, annually) of making Premium Payments within certain guidelines ("Planned Premium"). The amount of Premium Payments will vary based on factors including the age, sex, and rating classification of the Insured. If received by 4:00 p.m. Eastern Time1 by the Company's Mail & Image Services unit, the Net Premium Payment will be placed in and credited to the Fixed Account and/or Investment Option as directed by the Owner on the date received by the Company. If there is an allocation to an Investment Option and the date received is not a Valuation Date, the amounts will be placed in and credited to the Investment Option on the next Valuation Date. For allocations to Investment Options the Company determines the number of Accumulation Units to be credited by dividing the dollar amount allocated to the Investment Option by the Investment Option's Accumulation Unit value as of the next computed Accumulation Unit value of the Investment Option following its receipt. Premium Payments received after 4:00 p.m. Eastern Time by the Company's Mail & Image Services unit will be processed as of the next Valuation Date. Subsequent premium payments are also subject to OFAC review.

Prior to the Maturity Date, an Owner may request a change in the amount and frequency of Planned Premium Payments. Owners may also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. The Company reserves the right to require evidence of insurability before accepting any additional Premium Payment that would increase insurance coverage. Owners may change their Premium Payment allocation instructions by making written request to the Company (or any other notification the Company deems satisfactory). Allocation changes will be effective on the date the Company records the change. Any future Premium Payments will be allocated in accordance with the new allocation instructions, unless the Company receives contrary written instructions.

CREDITING ADDITIONAL PREMIUM PAYMENTS - MODIFIED SINGLE PREMIUM POLICIES.


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1 The New York Stock Exchange may close earlier than 4:00 p.m. on days before holidays or when other conditions apply. Such earlier time shall serve as the cutoff time for purposes of determining which days' closing price to apply to a transaction involving the purchase or redemption of Accumulation Units.


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Several of the Policies identified above are described as being Modified Single
Premium Policies, though none are currently being offered.). Generally, these Policies will require a large minimum initial Premium Payment. Additional Premium Payments can be made only in limited circumstances: (1) in connection with increases in the Stated Amount (in which case the minimum additional Premium Payment is $1,000); (2) to prevent lapse; (3) at the Owner's discretion (minimum of $250) but only so long as the payment plus the total of all previous Premium Payments does not exceed the maximum premium limitation derived from the guideline premium test for life insurance prescribed by the Internal Revenue Code.

METHODS OF PREMIUM PAYMENTS. The Company will accept Premium Payments only by check and direct checking account deduction (including automated clearinghouse funds, ACH, and electronic funds transfers, EFT). Traditional paper check payments must be mailed to the location indicated in the prospectus for the Policy. The Company does not accept third-party checks. ACH and EFT payments will be credited at the price next computed after the Company initiates the draw on the payment.

OVERPAYMENTS AND UNDERPAYMENTS. In accordance with industry practice, the Company has established procedures to handle errors in initial and additional Premium Payments to refund overpayments and collect underpayments, except de minimus amounts. The Company will issue a refund check for any minimal overpayment in excess of the Guideline Premium amount. For larger overpayments, the Company will place the payment in a non-interest paying suspense account to determine whether the Premium Payment actually is in excess of the Guideline Premium or whether Premium Payment was intended for another Policy issued by the Company; if not determined within five (5) business days, the Company will promptly refund the money. In the case of underpayment, if the Cash Surrender Value on a monthly Deduction Date is less than the Deduction Amount to be deducted on that date, the Policy will be in default and a Grace Period will begin. The Company will notify the Owner of the required Premium Payment that must be paid before the end of the Grace Period.

C. PREMIUM PAYMENTS DURING A GRACE PERIOD AND PREMIUM PAYMENTS UPON
REINSTATEMENT.

PREMIUM PAYMENTS DURING A GRACE PERIOD. If the Cash Surrender Value on a monthly Deduction Date is less than the Deduction Amount due on that date, the Policy will be in default and a Grace Period will begin. Thirty (30) days after the default happens, the Company will send a lapse notice to the Owner's last known address stating the amount required to keep the Policy in effect and date by which the amount due must be received, which date is 31 days after the date of the lapse notice. The Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. Failure to submit a sufficient Premium Payment within the Grace Period will result in lapse of the Policy without value or benefit payable. If there is an Outstanding Loan, the Company will treat any payment that is received during the Grace Period that is equal to or less than the amount of the Outstanding Loan as a repayment of the Outstanding Loan and not as an additional Premium Payment unless the Owner directs otherwise. In doing so, the Company will transfer the assumed loan repayment amount from the Contract Value held in the Loan Account to the Investment Option and/or Fixed Account, thereby increasing the Cash Surrender Value and potentially preventing a lapse.

PREMIUM PAYMENT UPON REINSTATEMENT. A Policy that lapses without value (and has not been surrendered for cash) may be reinstated at any time within [three] years from the date on which the Monthly Deduction Amount was last paid by submitting (i) evidence of the Insured's insurability satisfactory to the Company, (ii) payment of a required Premium Payment equal at least to all past due Monthly Deduction Amounts plus an amount equaling the next three Monthly Deduction Amounts (subject to state law), and (iii) repayment of any Outstanding Loan against the Policy that existed at the end of the Grace Period. During underwriting, the Premium Payment received will be held a non interest bearing account. Upon reinstatement, the Contract Value on the date of reinstatement will be the amount provided by the Premium Payment less charges plus any Contract Value as of the date of lapse. The allocation of the Contract Value will be based on the allocation instructions in effect at the start of the Grace Period, unless the Owner instructs otherwise.

D. ALLOCATIONS OF NET PREMIUM PAYMENTS BETWEEN THE SEPARATE ACCOUNT AND THE FIXED ACCOUNT.

THE SEPARATE ACCOUNT. An Owner may allocate Net Premium Payments to one or more of the Investment Options of the Separate Account. Investment Options may be added or deleted from time to time. When an Owner allocates an amount to an Investment Option (either by Net Premium Payment allocation, transfer of Contract Value, or repayment of an Outstanding Loan), the Policy is credited with Accumulation Units in that Investment Option. The Company determines the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Investment Option by the Investment Option's Accumulation Unit value as of the


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next Valuation Date after the Company receives the request. When an allocation is made by way of transfer of Contract Value from another Investment Option, Accumulation Units are deleted from that Investment Option. The number deleted is determined in the same manner as if an investment in the Investment Option was being made. Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option.

ACCUMULATION UNIT VALUE. An Accumulation Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Date to the next. The Company arbitrarily set the Accumulation Unit value for each Investment Option at $1 when it established the Investment Option. For each Valuation Period after the date of establishment, the Company determines the Accumulation Unit value by multiplying the Accumulation Unit value for an Investment Option for the prior Valuation Period by the net investment factor for the Investment Option for the Valuation Period.

NET INVESTMENT FACTOR. The net investment factor is an index the Company uses to measure the investment performance of an Investment Option from one Valuation Period to the next. The Company determines the net investment factor for any Valuation Period by dividing (a) by (b) and then subtracting (c) where:

(a) is:

     1. the net asset value per share of the Fund held in the Investment Option as of the Valuation Date; plus

     2. the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended; plus or minus

     3. a per-share charge or credit, as we may determine on the Valuation Date for tax reserves; and

(b) is:

     1. the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date; plus or minus

     2. the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date; and

(c) is the applicable Investment Option described for the Valuation Period.

The net investment factor may be more or less than, or equal to, one.

THE FIXED ACCOUNT. Subject to certain restrictions as to frequency of transfers and amount, Owners may also allocate Net Premium Payments to the Fixed Account. The Company credits the portion of Contract Value allocated to the Fixed Account with interest at not less than 3% per year. The Fixed Account may not be available in certain states.

ALLOCATIONS BETWEEN THE SEPARATE ACCOUNT AND THE FIXED ACCOUNT. Net Premium Payments are allocated to the Investment Options or the Fixed Account in accordance with the following procedures:

         GENERAL. In the application for the Policy, the Owner specifies the percentage of Net Premium Payments to be allocated to each Investment Option of the Separate Account and/or to the Fixed Account. The percentage of each Net Premium Payment that may be allocated to any Investment Option, and the sum of the allocation percentages, including the Fixed Account, must be 100%. Such allocation percentages may be changed at any time by the Owner submitting satisfactory notice to the Company.

         ALLOCATIONS DURING THE RIGHT TO CANCEL PERIOD. After underwriting, and during the Right to Cancel Period, all Net Premium Payments which the application specifies should be allocated to the Investment Options will be allocated to the Fixed Account and among the Investment Options selected by the applicant on the application in the percentages indicated. However, for Policies issued in New York, the Net Premium Payment is temporarily transferred to the Money Market Portfolio until the expiration of the applicant's Right to Cancel Period; at the end of the Right to Cancel Period, the Contract Value in the Money Market Portfolio will be allocated to the Fixed Account and among the Investment Options selected by the applicant on the application in the percentages indicated.


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         ALLOCATIONS AFTER THE RIGHT TO CANCEL PERIOD. Unless otherwise specified by the Owner, additional Net Premium Payments received after the Right to Cancel Period ends will be credited to the Policy and allocated to the Investment Options and/or Fixed Account in accordance with the allocation percentages in effect on the Valuation Date that the Premium Payment is received.

E.  LOAN REPAYMENTS AND INTEREST REPAYMENTS.

REPAYING LOANS. The Owner may repay all or part of Outstanding Loans while the Policy is in force and the Insured is living by sending the repayment to the Company's Home Office. (Outstanding Loans include the sum of all outstanding loans plus accrued interest under the Policy.) The minimum loan repayment is shown in the Policy Summary. If the Grace Period has expired and the Policy has terminated, any Outstanding Loan that exists at the end of the Grace Period may not be repaid unless the Policy is reinstated. Unless specified otherwise, an amount equivalent to a loan repayment will be transferred from the Loan Account to the Investment Options in proportion to the Contract Value in each Investment Option in which the Owner is invested. If Fixed Account Contract Value was used to make the loan, any repayment will be credited to the Fixed Account in proportion to the Fixed Account value to the Policy's Contract Value as of the date the Company received the loan request.

INTEREST ON LOAN ACCOUNT. Interest on loans accrues daily at the Loan Interest Rate shown in the Policy Summary. The accrued interest is due on each Policy Anniversary. If loan interest is not paid when due, an amount equal to the interest due will be transferred from the Investment Options to the Loan Account and added to the amount of the loan.

F. RETURN OF PREMIUM PAYMENTS AND LOAN REPAYMENTS.

If the Company is unable to apply Premium Payments and/or loan repayments because they are not in good order (e.g., Investment Options improperly identified, Policy number incorrect), the Company will attempt to contact the broker to resolve. If there is no resolution of the discrepancy or ambiguity in five (5) business days, the Company will refund the payment.

II.  TRANSFER PROCEDURES

A.  TRANSFERS AMONG THE INVESTMENT OPTIONS.

After the Right to Cancel Period, the Owner may direct that Contract Value under the Policy be transferred from one Investment Option to another. There is no charge for transfers. In addition, though the number of transfers is not currently limited (except that not more than one transfer transaction per day will be processed), the Company reserves the right to restrict or eliminate the ability to make transfers of those it believes are engaged in market timing or excessive trading. Transfer requests received at the Company's Home Office that are in good order before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business. Transfer requests received on a non-business day or after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. Once transfer request instructions are accepted, they cannot be rescinded after 4:00 p.m. The Company allows telephone transfer requests (with telephone authorization form signed by the Owner on file) and written transfer requests and including fax. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. The fax machine uses a date- and time-stamp. If a transfer request is not in good order, the Company will attempt to immediately contact the requester by telephone or fax.

B. TRANSFERS FROM THE FIXED ACCOUNT TO THE INVESTMENT OPTIONS AND FROM THE INVESTMENT OPTIONS TO THE FIXED ACCOUNT.

Transfers from the Fixed Account to the Investment Options and from the Investment Options to the Fixed Account may be subject to limitations. Such limitations, if any, are identified in the Policy Summary

C.  OPTIONAL TRANSFER PROGRAMS.

DOLLAR-COST AVERAGING. The Company makes available an optional dollar-cost averaging (DCA) program through which the Owner may transfer a set dollar amount systematically on a monthly or quarterly basis from any Investment Option to any other available Investment Option. The minimum transfer amount is $100, and there must be a minimum of $5,000 of Contract Value in the Investment Option from which transfers are to be made. The Company will date- and time-stamp the form requesting participation in the DCA program when received.


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Once elected, dollar-cost averaging remains in effect from the date the Company receives the Owner's request until the Owner surrenders the Policy, the value of the Investment Option from which transfers are being made is depleted, or until the Owner cancels the program by giving satisfactory notice. The Company requires 30-days advance notice of any change in automated transfer instructions that are currently in place. There is currently no additional charge for dollar-cost averaging and transfers under this program are not considered transfers for purposes of market timing or excessive trading.

PORTFOLIO REBALANCING. An optional automatic portfolio rebalancing program is available. The Owner may elect this option by completing the Company's rebalancing form. Owners may start and stop rebalancing at any time and make changes to allocation percentages by written request. Requests will be effective on the Valuation Date on which received at our Home Office; if received on other than a Valuation Date the request will be effective on the next Valuation Date. There is currently no additional charge for this program and transfers under this program are not considered transfers for purposes of market timing or excessive trading.

D.  TRANSFER ERRORS.

In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts transferred among the Investment Options and Fixed Accounts, except for de minimis amounts.

In the unlikely event a non-de minimis transfer error is made, the Company will complete an undo-redo transaction and correct the transfer as of the original request date making the Owner whole. The Company will bear any loss resulting from the error.

III.  REDEMPTION PROCEDURES

A.  RIGHT TO CANCEL RIGHTS.

The Policy provides for a Right to Cancel Period during which an Owner may cancel the Policy by returning it to the Company or to an agent of the Company before the end of certain periods of time shown on the front of the Policy. The Right to Cancel Period may be longer in some states than in others. If the applicant exercises his or her right to cancel the Policy during the Right to Cancel Period, the Company will deem the Policy void from the beginning and refund either (i) Premium Payments received less loans taken or (ii) the Cash Surrender Value of the Policy as of the date the Company receives the returned Policy plus any charges that were deducted, less any loans taken. The amount refunded will depend on the law of the state in which the Policy was issued or the provisions of the Policy (some Policies provide for the return of Premium Payments less loans regardless of the state in which the Policy was issued). When the Right to Cancel is exercised, the Company will normally refund Premium Payments within seven (7) calendar days; however, this period may be extended for up to 20 days from the receipt of a Premium Payment by check to ensure that the check has cleared. With respect to any investment in the Investment Options, the redemption will be priced at the Accumulation Unit value next computed after receipt of the cancellation request at the designated address.

B.  FULL SURRENDERS.

The Owner may surrender the Policy at any time while it is in force for its Cash Surrender Value by giving the Company satisfactory notice. The Cash Surrender Value on any Valuation Date is the Contract Value less any Outstanding Loans. Surrender requests received at the Company's Home Office that are in good order and date- and time-stamped before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business (unless the Owner requests a later date). Surrender requests received on a non-business day or date- or time-stamped after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. When a surrender of a Policy is made, the Company will pay the Cash Surrender Value out of its general assets. An amount equal to the interest of the Policy will be transferred from the Separate Account to the Company's general account as of the effective date of the surrender. Once a Policy is surrendered, it can never be reinstated.

C.  PARTIAL SURRENDERS OF CONTRACT VALUE.

Owners may also request a partial surrender (withdrawal) of Contract Value from the Policy. The minimum amount is $500. The partial surrender request will be date- and time- stamped. Surrender requests received at the Company's Home Office that are in good order and date- and time-stamped before 4:00 p.m. Eastern Time will be processed according to the values next computed following the


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close of business (unless the Owner requests a later date). Surrender requests received on a non-business day or date- or time-stamped after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. Unless the Owner specifies otherwise, the Company will make withdrawals proportionately from the Fixed Account and all Investment Options in which the Owner is invested. A withdrawal from the Fixed Account greater than the proportion of the Fixed Account to the Contract Value is not permitted. The Company will pay the requested amount within seven (7) days of its receipt of the request in good order.

Partial surrenders will reduce the Policy's death benefit as well as its Contract Value and Amount Insured. The Company will reduce the Stated Amount by the amount necessary to prevent any increase in Coverage Amount.

D.  LAPSES.

If the Cash Surrender Value on a monthly Deduction Date is less than the Monthly Deduction Amount, the Policy is in default and a Grace Period begins. Thirty
(30) days after the default, the Company will send a lapse notice to the Owner's last known address. The notice will state the minimum amount of Premium Payment necessary to maintain the Policy in force and the date by which the payment must be made. The Policy will terminate with no value unless this payment is made within 31 days of the date of the notice.

E. PERIODIC (DAILY AND MONTHLY) DEDUCTIONS AGAINST THE SEPARATE ACCOUNT.

DAILY DEDUCTIONS. Depending on the Policy, the Company deducts certain charges (Mortality and Expense Risk Charge and/or Separate Account Expense Charge) from the unloaned portion of Contract Value in the Investment Options (but not the Fixed Account) on a daily basis. The mortality risk assumed under the Policy is that the Insured may not live as long as expected. The expense risk charge assumed is that the expenses incurred in issuing and administering Policies may be greater than expected. In addition, a portion of the mortality and expense risk charge may be used to pay sales commissions and expenses. There is also a Separate Account Expense Charge. The prospectuses for each Policy detail the current and guaranteed maximum amount of such charges. On the Policy Date, and each Valuation Date thereafter, the Company deducts the charges proportionately from the Investment Options in which each Owner is invested, unless the Allocated Charges Option is selected. If the Allocated Charges Option is selected the Owner can choose which fund(s) to take the charges out of. Mortality and expense risk charges will also apply to any Loans Outstanding.

MONTHLY DEDUCTIONS. On each monthly Deduction Date redemptions in the form of deductions will be made from Contract Value for the Monthly Deduction Amount

The Monthly Deduction Amount equals:

     o    The Cost of Insurance Charge (described below), plus

     o    The Policy Administrative Expense Charge, plus

     o    Charges for any Riders.

The Cost of Insurance Charge is the actual current monthly charge that the Company deducts from an Owner's Contract Value. The actual monthly charge will not exceed the maximum or guaranteed cost of insurance rates shown on the Policy Summary page. This charge is calculated as a percentage of Contract Value of the date of deduction and depends on a number of variables including age and rate class of the Insured. On the Policy Date, and monthly thereafter, the Company deducts the current cost of insurance charge in proportion to the Investment Options and Fixed Account in which an Owner is invested.

The cost of insurance charge will vary from Policy to Policy. However, the Company will apply any charge it makes on a uniform basis for Insureds of the same risk class and attained age.

G.  CHARGES AGAINST PREMIUMS.

The Company deducts a Front-End Sales Expense Charge from each Premium Payment before allocating what remains of that Premium Payment (Net Premium Payment) among the Investment Options and Fixed Account. The charge is intended to help defray the Company's costs for sales and marketing expenses, including commission payments to its sales agents. The amount of the charge is described in each prospectus.


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Currently, 2.25% of the Front-End Sales Expense Charge is designed to compensate the Company for state premium taxes. These taxes vary from state to state and currently range from 0.75% to 3.50%. Because there is a range of premium taxes, an Owner may pay a premium charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction. Likewise, 1.25% of the Front-End Sales Expense Charge is designed to compensate the Company for federal taxes (federal deferred acquisition cost charge) associated with the receipt of premium, which cost is borne by the Owner.

H.  TRANSACTIONAL CHARGES.

I.  DEATH BENEFIT.

The Death Benefit under the Policy (Amount Insured determined as of date of death less any unpaid Monthly Deduction Amount, any Outstanding Loans, and any amount payable to an assignee under a collateral assignment) is generally payable in a lump sum to the Policy beneficiary(ies) within seven days of the Company's receipt of satisfactory proof of the Insured's death. The prospectus for the Policy may also offer up to eight different Payment Options for the payout of the Death Benefit, or a portion thereof, by means other than a lump sum. The minimum amount that may be placed under a payment option is $5,000. The Company may defer payment of proceeds that exceed the Contract Value for up to six months from the date of the request for payment. The Company will pay the Death Benefit out of its general account. If required by state law, the amount payable will include interest from the date of death. In addition to adjustments for Outstanding Loans and collateral assignments, the amount of Death Benefit actually paid to the Policy beneficiary(ies) may be adjusted to reflect suicide by the Insured within two years after the Issue Date of the Policy (see O. SUICIDE, below) and/or any material misstatements in the Policy application as to age or sex of the Insured (see M. MISREPRESENTATION OF AGE OR SEX, below).

Owners may choose from two Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under any Option will be at least the current Stated Amount of the Policy less any Outstanding Loan and Monthly Deduction Amount. The Amount Insured under any Option may vary with the Contract Value of the Policy. Option 1 is a Level Option. The Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the "Minimum Amount Insured"). Option 2 is a Variable Option. The Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

Owners may change the Death Benefit option after the first Policy Year by sending a written request to the Company. This change could affect future values of Net Amount at Risk,] and with some Option 2 to Option 1 changes involving substantially funded Policies, there may be a cash distribution that is included in the gross income of the Owner. [from Sage IT&R: Consequently, the cost of insurance charge which is based on the Net Amount at Risk may be different in the future. If the change is from Option 2 to Option 1, the Stated Amount of the Policy will be increased by the Cash Value (determined on the day the Company receives the written change request or on the date the change is requested to become effective, if later). If the change is from Option 1 to Option 2, the Stated Amount of the Policy will be decreased by the Cash Value (determined on the day the Company receives the written change request) so that the Death Benefit payable under Option 2 at the time of the change will equal that which would have been payable under Option 1. A person who wishes a level Net Amount at Risk and an increasing Death Benefit may choose to change from Option 1 to Option 2. Likewise, a person who wishes a level Death Benefit and a decreasing Net Amount at Risk would choose Option 1, not Option 2.] No change from Option 1 to Option 2 will be permitted if the change results in a Stated Amount of less than the minimum amount of $50,000. A change from Option 1 to Option 2 is also subject to underwriting.

An Owner may request in writing that the Stated Amount of the Policy be increased or decreased, provided that the Stated Amount after any decrease may not be less than the minimum Stated Amount set forth in the prospectus. Limitations may apply as to when an Owner is eligible to request an increase or a decrease and the minimum amount of increase or decrease that may be requested. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

     1)   against the most recent increase in the Stated Amount;

     2)   to other increases in the reverse order in which they occurred;

     3)   to the initial Stated Amount

A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in the gross income of the Owner.


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For increases in the Stated Amount, the Company may require a new application and evidence of insurability. The effective date of any increase will be as shown on the new Policy Summary which the Company will send to the Owner. The effective date of any increase in the Stated Amount will generally be the monthly Deduction Date next following either the date of a new application, or if different, the date requested by the Owner. There is an additional Policy Administrative Charge and an additional Per Thousand of Stated Amount Charge associated with a requested increase in Stated Amount. Certain Policies include an additional charge for a decrease in Stated Amount; this charge is stated in the prospectus for those Policies.]

J.  BENEFITS AT MATURITY.

If the Insured is living on the Maturity Date (the anniversary of the Policy Date on which the Insured is age 100), the Company will pay the Owner the Contract Value less any Outstanding Loan, any Monthly Deduction Amount due and unpaid, and any amounts payable to an assignee under a collateral assignment of the Policy. Policy will terminate and the Company will have no further obligations under the Policy.

K.  POLICY LOANS.

While the Policy is in force, and after the Right To Cancel Period has ended, the Owner may borrow from the Company using the Policy as collateral security. The minimum loan amount is $500, except where state law requires a different minimum. The maximum amount that may be borrowed is a percentage of the Policy's Cash Surrender Value as stated in the prospectus. The maximum dollar amount that may be borrowed will be determined as of the date the Company receives the written loan request in good order. Upon receipt, the loan request will be date- and time-stamped. The Company will process the loan request using the Accumulation Unit value next computed after receipt of the properly completed loan request. The Company transfers an amount equal to the loan requested pro rata from the Contract Value in the Investment Options to the Loan Account. (Loan amounts will be transferred from the Fixed Account only when insufficient amounts are available in the Investment Options.) The Company normally pays the amount of the loan within seven (7) days of receipt of the written loan request, but may postpone the payment of the loan under certain conditions.

LOAN REPAYMENT. Owners may repay all or part of their loans at any time while their Policies are in force during the Insured's lifetime. There is no minimum payment amount. The Company will process the repayment using the Accumulation Unit value next computed after receipt of the repayment in good order. If the Grace Period has expired and the Policy has terminated, any Outstanding Loan(s) that exists at the end of the Grace Period may not be repaid unless the Owner reinstates the Policy.

Unless an Owner requests otherwise, the Company applies any payment received while there is a loan on the Policy as follows: first, towards repayment of any loan interest due; next, towards repayment of loan principal; and last, as a Premium Payment to the Policy. The Company deducts the amount of the repayment from the Loan Account and credits the payment to the Investment Options based on which Investment Options the Owner took the loan from. If Fixed Account Contract Value was used to make the loan, any repayment will be credited to the Fixed Account in proportion to the Fixed Account value to the Policy's Contract Value as of the date the Company received the loan request.

LOAN INTEREST. Interest on a loan accrues daily at an annual effective rate stated in the prospectus. The prospectus for the Policy will specify whether accrued interest is payable in arrears at the end of each Policy Year or in advance at the time of the loan. If the loan interest is not paid when due, it is added to the amount of the loan. The Company will transfer an amount equal to the unpaid loan interest pro rata from the Investment Options to the Loan Account as security for the loan.

INTEREST CREDITED. The portion of Contract Value represented by the Loan Account will earn interest daily at a rate not less than an annual guaranteed rate specified in the prospectus. The annual effective loan interest rate actually credited will be xxxx.

EFFECTS OF A LOAN. When a loan is taken, the Company transfers funds proportionately from the Investment Options in which the Owner is invested to the Loan Account. The Company also transfers any loan interest that becomes due that is not paid from the Investment Options to the Loan Account. Since the Company transfers the amount borrowed from the Investment Options, a loan whether or not repaid, will have a permanent effect on Cash Surrender Value and may have a permanent effect on the Death Benefit. This is because the Loan Account does not share in the investment results of the Investment Options. Rather, the Loan Account earns interest daily at a specified crediting rate. Depending on how the investment results compare to the crediting


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rate, this effect may be favorable or unfavorable. This is true whether the loan is repaid or not. If not repaid, the loan will reduce the amount of death benefit.

L. EMERGENCY PROCEDURES AFFECTING TRANSACTIONS; ANTI-MONEY LAUNDERING AND ANTI-TERRORISM PROCEDURES.

The Company will normally pay any death benefits, loan, partial surrender, or full surrender proceeds in a lump sum within seven (7) days after receipt at its Home Office of all requirements. However, the Company may delay making payments for a period not to exceed six (6) months, if in its reasonable judgment, such delay is necessary for the orderly liquidation of assets invested in an Investment Option. Furthermore, the Company may postpone any payment involving a determination of Contract Value in any case whenever:

     1. The New York Stock Exchange ("NYSE") or any stock exchange in which an Investment Option invests is closed (except for customary holiday or weekend closings), or trading on the NYSE or other stock exchange is restricted as determined by the SEC or equivalent authority; or

     2. In our reasonable judgment, we determine that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in 1. and 2. above.

The Company may defer payment of proceeds from the Fixed Account for surrenders, loans or transfer requests for up to six (6) months from the date the request is received, if permitted by state law. In addition, federal laws designed to counter terrorism and prevent money laundering might require the Company to block an Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, surrenders, partial surrenders, or death benefits until instructions are received from the appropriate regulator. These procedures are described in more detail in "Underwriting," above.

M.  REDEMPTION ERRORS.

In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts redeemed from the Investment Options and the Fixed Account, except for de minimis amounts. The Company will assume the risk of any non-de minimis errors caused by the Company.

N.  MISSTATEMENT OF AGE OR SEX.

The Company may require proof of age or sex of any person on whose age or sex any payments depend. If the age or sex of the Insured has been misstated, the benefits will be those that the Premium Payments would have provided for the correct age or sex.

O.  INCONTESTABILITY.

The Company will not contest the payment of the Death Benefit after the Policy has been in force during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period will be measured from the date of reinstatement. For any increase in Stated Amount requiring evidence of insurability, the Company will not contest payment of the Death Benefit based on such increase after it has been in force during the Insured's lifetime for two years from its effective date.

P.  SUICIDE.

If the Insured commits suicide, while sane or insane, within two years from the Issue Date, the Company will not pay the Death Benefit normally payable on the Insured's death. Instead, the Company will limit the payment to the Premium Payments paid less (i) the amount of any partial surrender and (ii) the amount any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law), and if the policy is reinstated, the two-year period will be measured from the date of reinstatement.

IV.    CASH ADJUSTMENT UPON EXCHANGE OF THE POLICY

Depending on the Policy, during the first 24 months following its issuance the Owner is entitled to exchange it for a form of non-variable permanent individual life insurance issued by the Company (or an affiliate), or make


                                                                              11
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an irrevocable election to transfer all Contract Value in the Investment Options to the Fixed Account. (Only one of the above options will be provided in each Policy.) Evidence of insurability is not required for an exchange or a transfer.

In an exchange of policies, benefits under the new non-variable life insurance policy will be as described in that policy, and the Stated Amount will be the same for each Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any Outstanding Loan must be repaid before the Company will make an exchange. In addition, there may be an equitable adjustment in payments and Cash Value to reflect variance, if any, in the payments (and charges) and Cash Values under this Policy and the new policy.

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